Contact: Anne Bancillon + 33 (0)6 70 93 75 28

TAXOTERE® RECEIVES POSITIVE OPINION
FROM THE COMMITTEE FOR MEDICINAL PRODUCTS FOR HUMAN USE
(CHMP) RECOMMENDING APPROVAL IN THE EUROPEAN UNION
FOR HEAD AND NECK CANCER

-- Taxotere®containing regimen reduces the risk of death
by 28% in patients with inoperable locally advanced head and neck cancer --

Paris, September, 22nd, 2006 — The sanofi-aventis Group announced today that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) has granted a positive opinion for TAXOTERE®(docetaxel) Injection Concentrate in combination with a current classic treatment (cisplatin and 5-fluorouracil) as induction treatment for patients with inoperable locally advanced squamous cell carcinoma of the head and neck (SCCHN) also referred as head and neck cancer (H&NC). This additional new drug application is also currently under priority review by the Food and Drug Administration (FDA).

The supplemental application is based on data from the EORTC 24971/TAX 323 phase III, open-label randomized trial, involving 358 patients evaluating the benefice derived from TAXOTERE®based combination in inoperable locally advanced head and neck cancer. In this study, induction therapy (also called neoadjuvant therapy) is the first step in treating the disease prior to radiation therapy or surgical intervention.

Patients treated with the TAXOTERE®-based regimen (TAXOTERE®, cisplatin and 5-fluorouracil) prior to surgery or radiation had a significantly longer median Overall Survival compared to a standard treatment of cisplatin and 5-fluorouracil, with a 28 percent risk reduction of death, 18.6 vs. 14.5 months (p=0.0128) . Patients receiving the TAXOTERE®-based regimen also had a significantly longer time-to-disease progression of 11.4 months, compared with 8.3 months (p=0.015) for the patients receiving standard therapy. These results have been associated to an improvement of the safety profile.

“Very few treatment options are currently available for patients with head and neck cancer,”said Jan B. Vermorken, MD, PhD, Head of Oncology Department, University Hospital Antwerp and Head of the EORTC section on Head and Neck Cancer and Principal Investigator of the EORTC 24971/TAX 323 study. “EORTC 24971/TAX 323 is the first study to identify a neoadjuvant chemotherapy regimen that extended life for patients with inoperable head and neck cancer, so a European approval may offer physicians another treatment option to manage this disease.”

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

Background information

About the EORTC 24971/TAX 323 Study
Patients in the trial were randomly assigned to receive one of two treatments. Of the 358 participants, 177 received an infusion of TAXOTERE®75 mg/m2 plus cisplatin 75 mg/m2 on day one and a five-day continuous infusion of 5-fluorouracil (5-FU) 750 mg/m2/d and 181 patients received an infusion of a standard treatment consisting of cisplatin 100 mg/m2 on day one followed by a five-day continuous infusion of 5-fluorouracil (5-FU) 1000 mg/m2/d. Treatment cycles were repeated every three weeks for a total of four cycles. Patients received radiation therapy following chemotherapy within four to seven weeks after completing the last cycle of chemotherapy. Radiation therapy was administered five days a week for seven weeks. Patients receiving the cisplatin and 5-fluorouracil (5-FU) regimen showed greater grade 3-4 nausea (7.2 % vs. 0.6%), vomiting (5.0 % vs. 0.6%) stomatitis (11 % vs. 4.0%) and more toxic deaths (5.5 % vs. 2.3%) when compared to the TAXOTERE®-based regimen.

Patients treated with the TAXOTERE\®-containing regimen experienced significantly less deterioration of their Global Health Score compared to those treated with the standard regimen. The Performance Status Scale was also significantly in favor of the TAXOTERE®-containing regimen. The head and neck subscales of the Performance Status Scale are designed to measure disturbances of speech and eating. Median time to first deterioration of WHO performance status was longer in the Taxotere arm with a 30% risk reduction of WHO performance status deterioration (p=0.0158) .

Study results of EORTC 24971/TAX 323 were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in 2004.

A second phase III, open-label randomized trial, evaluating the use of TAXOTERE®in locally advanced SCCHN, TAX 324, presented at the 2006 American Society of Clinical Oncology (ASCO) Annual Meeting demonstrated a reduction of risk of death by 30% with 60% of patients alive at 3.5 years and no additional toxicity with the addition of TAXOTERE®to the standard cisplatin -5 Fluorouracil regimen.

About Head and Neck Cancer
More than 640,000 people worldwide are diagnosed with head and neck cancer every year, and more than 350,000 die from the disease annually. Head and neck cancer is a group of many related diseases that mostly begin in the cells that line the mucosal surfaces in the head and neck area such as the mouth, nose, and throat. The term encompasses cancers of the oral cavity, salivary glands, paranasal sinuses and nasal cavity, pharynx, larynx and lymph nodes in the upper part of the neck.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

About TAXOTERE®
Taxotere® is currently approved in 4 different indications:

In Breast Cancer
In the United States and in Europe TAXOTERE®, is approved to treat patients with locally advanced or metastatic breast cancer after failure of prior chemotherapy. It is also approved in Europe in combination with doxorubicine for patients who have received prior cytotoxic therapy for this condition and in combination with capecitabine after failure of cytotoxic therapy which would have included anthracycline. In the adjuvant setting (post surgery) it is approved in the US and in Europe in combination with doxorubicin and cyclophosphamide (TAC regimen) for the treatment of patients with operable, node-positive breast cancer. Finally, in Europe, TAXOTERE® is approved in combination with trastuzumab for the treatment of patients with metastatic breast cancer-overexpressing Her2 receptor.

In Lung Cancer
In the US and in Europe TAXOTERE®, in combination with cisplatin, is approved for the treatment of patients with unresectable locally advanced or metastatic non-small cell lung cancer (NSCLC) who have not received prior chemotherapy, and it also is approved, as a single agent, for patients with unresectable locally advanced or metastatic NSCLC after failure of prior platinum-based chemotherapy.

In Prostate cancer
TAXOTERE® is approved for use in combination with prednisone as a treatment for androgenindependent (hormone-refractory) metastatic prostate cancer in the US and in Europe.

In Gastric (Stomach) cancer
The FDA and the Committee for Medicinal Products for Human Use (CHMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) approved in march 2005, the use of TAXOTERE® Injection Concentrate in combination with cisplatin and 5-fluorouracil for the treatment of patients with advanced stomach (gastric) cancer, including cancer of the gastro oesophageal (GE) junction, who have not received prior chemotherapy for advanced disease.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com